SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Foster Wheeler Ltd.
(Name of Subject Company (Issuer))

FW European E&C Ltd.
(Names of Filing Persons (Offeror))

6.50% Convertible Subordinated Notes due 2007
(Title of Class of Securities)

35024PAB8
(CUSIP Number of Class of Securities)

Lisa Fries Gardner
c/o Foster Wheeler Inc.
Perryville Corporate Park
Clinton, New Jersey 08809-4000
Telephone: (908) 730-4000
Facsimile: (908) 730-5300
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of Filing Persons)	Copies to: John J. Kelley III Tracy Kimmel King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036 (212) 556-2100

CALCULATION OF FILING FEE(1)

Transaction valuation	Amount of filing fee

N.A.	N.A.

(1)
Pursuant to General Instruction D to Schedule TO, no filing fee is required for this filing, which contains solely preliminary communications made before the commencement of a tender offer.

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/    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N.A.	Filing Party: N.A.
Form or Registration No.: N.A.	Date Filed: N.A.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party (affiliate) tender offer subject to Rule 14d-1.

/
/    issuer tender offer subject to Rule 13e-4.

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/    going-private transaction subject to Rule 13e-3.

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/    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        On July 15, 2003, Foster Wheeler Ltd., Foster Wheeler Holdings Ltd., Foster Wheeler Inc. and FWPI Ltd. filed a registration statement on Form S-4 (File No. 333-107054) relating to an offer to exchange Foster Wheeler Holdings Ltd.'s newly issued cumulative guaranteed preferred shares for any and all outstanding 9.00% Preferred Securities, Series I, issued by FW Preferred Capital Trust I. The registration statement includes the statement that Foster Wheeler Ltd. expects to cause FW European E&C Ltd. to undertake an exchange offer whereby it will exchange its newly issued cumulative guaranteed preferred shares for any and all outstanding 6.5% Convertible Subordinated Notes due 2007 issued by Foster Wheeler Ltd. and guaranteed by Foster Wheeler LLC, and any and all outstanding 1994 A and B Consenting Bonds (as defined in the Exit Funding Agreement dated as of October 15, 1999 between Foster Wheeler Corporation (as succeeded by Foster Wheeler LLC) and Suntrust Bank, Central Florida, National Association) of Foster Wheeler LLC.